KIRKLAND LAKE GOLD TO HOST DETOUR LAKE AND SUSTAINABILITY "TEACH-IN" PRESENTATIONS

Toronto, Ontario - March 28, 2021 - Kirkland Lake Gold Ltd. ("Kirkland Lake Gold" or the "Company") (TSX:KL) (NYSE:KL) (ASX:KLA) today announced that the Company will host two "Teach-In" presentations on March 31, 2021. The first presentation will be held from 9:00 am ET - 12:00 pm ET and will review information included in a new NI 43-101 technical report for Detour Lake Mine to be filed on SEDAR at www.sedar.com and posted to the Company's website at www.kl.gold on or before March 31, 2021. The second presentation will be held from 2:00 pm ET - 3:00 pm ET and will review highlights of the Company's 2020 Sustainability Report, also to be filed on or before March 31, 2021. Those wishing to participate in one or both of the presentations can do so by clicking on the appropriate link(s) below and registering for the event(s). Confirmation of registration will be received via email with additional information for accessing the presentations being provided. Q&A sessions will follow the presentations for both the Detour Lake and 2020 Sustainability Report "Teach In" events with questions to be submitted through a Webex Chat. The Webex links will also be available on the Company's website.

Detour Lake Mine "Teach-In" Presentation

Date: Wednesday, March 31, 2021, 9:00 am ET - 12:00 pm ET Webex Link:

https://kirklandlakegold.webex.com/kirklandlakegold/j.php?MTID=m25bee5d20d72b883c22f329eb1672f7d

2020 Sustainability Report "Teach-In" Presentation

Date: Wednesday, March 31, 2021, 2:00 pm ET - 3:00 pm ET Webex Link:

https://kirklandlakegold.webex.com/kirklandlakegold/j.php?MTID=m63e50949225bdd9d5494d8ba637f3438

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a senior gold producer operating in Canada and Australia that is targeting 1,300,000 - 1,400,000 ounces of production in 2021. The production profile of the Company is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.kl.gold.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884

E-mail: tmakuch@kl.gold

Mark Utting, Senior Vice President, Investor Relations
Phone: +1 416-840-7884

E-mail: mutting@kl.gold

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